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                         April 25, 2023

       Jeff Cauble
       Chief Financial Officer
       ThermoGenesis Holdings, Inc.
       2711 Citrus Road
       Rancho Cordova, California 95742

                                                        Re: ThermoGenesis
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-271327
                                                            Filed April 18,
2023

       Dear Jeff Cauble:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Curt Creely, Esq.